UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Assured Equities IV Corporation
(Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

(CUSIP Number)

Cecil R. VanDyke, President
Assured Equities IV Corporation
77 Alcorn Avenue
Talmo, GA 30757
(704) 361-2204
(Name, Address & Telephone Number of Person Authorized To Receive Notices and Communications)

June 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. .................................

1. Name(s) of Reporting Person(s):     Rogue Diva Racing, Inc.

I.R.S. Identification Number of Reporting Person(s):     26-0775403

2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ______________________________________________________

(b) ______________________________________________________

3. SEC Use Only:

4. Source of Funds:     WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e):

6. Citizenship or Place of Organization: State of Georgia

Aggregate Amount Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power:      100,000 (100%) Shares of Common Stock

8. Shared Voting Power:     N/A

9. Sole Dispositive Power:  100,000 (100%) Shares of Common Stock

10. Shared Dispositive Power:     N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:     100,000 (100%) Shares of Common Stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11):     100%

14. Type of Reporting Person (See Instructions):     CO

ITEM 1.      SECURITY AND ISSUER

The Schedule 13D is filed Mr. Cecil R. VanDyke, President, on behalf of Rogue Diva Racing, Inc. relating to its acquisition of 100,000 shares of common stock, par value $0.001 per share (the "Common") of Assured Equities IV Corporation, a Florida Corporation (the "Issuer"). The Issuer's common stock has been registered with the SEC under 10-12(g) of the Securities Act of 1934, as Amended.

The Issuer's current principal executive offices are located at 77 Alcorn Avenue, Talmo, GA 30757.

ITEM 2.      IDENTITY AND BACKGROUND

This Statement is being filed by Mr. R. Cecil VanDyke, President, Rogue Diva Racing, Inc., a U.S. Corporation, (the "Reporting Person") incorporated in the State of Georgia. The Reporting Person was organized under the laws of the State of Georgia to conduct any lawful business, including but not limited to investing in the Issuer. The principal business address of the Reporting Person is 77 Alcorn Avenue, Talmo, GA 30757. The sole person controlling the Reporting Person is Mr. Cecil R. VanDyke as set forth on Schedule A attached hereto.

During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer's Common Stock was purchased for $25,000.00 in cash from working capital of the Reporting Person in a private transaction.

ITEM 4.     PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition of 100,000 registered Common shares of the Issuer’s stock, representing 100% of the Issuer's issued and outstanding Common shares, in a private purchase for an aggregate purchase price of $25,000.00. The purpose of the transaction was for the Reporting Person to acquire a development stage company, whose Common shares were registered with the SEC, and possessing no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition providing an opportunity for the acquiring company to become a public company.

ITEM 5.     INTREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person is currently the beneficial and sole owner of the 100,000 registered common shares of stock representing 100% of the Issuer's outstanding common stock as of June 25, 2010, the closing date of the transaction.

(b) The Reporting Person has sole voting and dispositive power over the 100,000 shares of common stock, representing 100% of the Issuer's outstanding common stock as of June 25, 2010, the closing date of the transaction.

(c) On June 15, 2010, the Reporting Person entered into a Definitive Purchase Agreement, attached herewith, to acquire 100,000 aggregate Common shares of the Issuer in a private purchase for an aggregate purchase price of $25,000.00 ($0.25 per share). The seller in the transaction was Assured Equities, LLC, a Utah LLC, incorporator and sole shareholder of 100,000 (100%) Common shares issued by the Issuer. The 100,000 aggregate Common shares represents 100% of the Issuer's outstanding common stock as of the closing date of June 25, 2010.

(d) Not Applicable

(e) Not Applicable

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:     Definitive Purchase Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2010

Name/Title

By: /s/ Cecil R. VanDyke
Cecil R. VanDyke/President

SCHEDULE A
Controlling Person of Rogue Diva Racing, Inc.

Set forth below is the name, business address, present principal occupation or employment and citizenship for each control person of the Reporting Person. Unless otherwise indicated, the business address of each individual set forth below is Rogue Diva Racing, Inc., 77 Alcorn Avenue, Talmo, GA 30757.

Individual(s) Controlling The Reporting Person	Occupation	Citizenship
Cecil R. VanDyke	President, Rogue Diva Racing, Inc.	USA

Exhibit 1

DEFINITIVE PURCHASE AGREEMENT
SALE OF COMPANY: ASSURED EQUITIES IV CORPORATION

           THIS DEFINITIVE PURCHASE AGREEMENT (the "Agreement"), made as of this 15th day of June, 2010, by and between Assured Equities, LLC, a Utah LLC and Incorporator, Founder and Sole Shareholder of Assured Equities IV Corporation (the "Corporation"), with an address at 2211 12th Avenue East, Seattle, WA 98102 USA (the "Seller"), and Rogue Diva Racing, Inc. with an address at 77 Alcorn Avenue, Talmo, Georgia 30575 USA (the "Buyer") collectively referred to as "Parties"or individually as "Party".

W I T N E S S E T H

            WHEREAS, Seller is the record owner and holder of 100,000 shares (the "Share") of common stock with a par value of $0.001 {Ref: Common Stock Certificate No. C-1} of the Corporation (the "Common Stock"), which constitute all of the Corporation's capital stock issued and outstanding as of the date of this Agreement, and;

            WHEREAS, Buyer desires to purchase the Shares from Seller, and;

            WHEREAS, the Seller desires to sell 100,000 of such Shares of Common Stock of the Corporation to the Buyer, which constitutes One Hundred Percent (100%) of the Corporation's issued and outstanding shares as of the date of this Agreement, upon the terms and conditions hereinafter set forth.

            NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Shares, it is hereby agreed, as follows:

1.0 PURCHASE AND SALE OF SHARES

Subject to the terms and conditions of this Agreement, Buyer agrees to purchase at the Closing and the Seller agrees to sell to Buyer at the Closing, the Shares, for a total purchase price of Twenty-five Thousand and 00/100 US dollars ($25,000.00) (the 'Purchase Price').

2.0 INITIAL DEPOSIT

At the signing of this Agreement, Buyer agrees to wire transfer to the designated banking coordinates of the escrow agent jointly appointed by the Parties (the"Escrow Agent") but not later than the close of business on June 18, 2010, the sum of Five Thousand and 00/100 US dollars ($5,000.00) as an initial deposit (the "Deposit") against the delivery of the Shares by the Seller to the Buyer pursuant to this Agreement.  The balance due, Twenty Thousand and 00/100 US dollars ($20,000.00) (the "Balance Due"), will be due at Closing pursuant to this Agreement.  Buyer shall pay all wire transfer fees for the Deposit and Balance Due.  The Deposit is refundable only if Seller fails to execute and deliver all documents required to be executed and/or delivered by Seller under Section 4.0, as determined by the Closing Attorney.  If, on the other hand, the Buyer fails to execute and deliver all documents required to be executed and/or delivered by Buyer, or fails to deliver the Purchase Price, under Section 4.0, as determined by the Closing Attorney, the Buyer shall forfeit the Deposit.

2.1 Closing Attorney's Banking Coordinates

With respect to the Closing and/or transfer of ownership of the Shares, nothing further will proceed, nor is Seller under any obligation to sell the Shares to Buyer hereunder, until the Deposit successfully reaches the Escrow Agent's Escrow Account by Fed Wire transfer.

2.2 Seller's Banking Coordinates

The Seller's banking coordinates for receipt of the Deposit and Balance Due from Buyer through the Escrow Agent's Escrow Account are at the Escrow Agreement.

3.0 ESCROW/CLOSING EXPENSES

Buyer shall pay the Escrow Agent fees of seven-hundred fifty and 00/100 ($750.00) US Dollars.  Buyer and Seller shall each pay fifty percent (50%) of the fees and costs of the Closing Attorney. The Buyer acknowledges that the Closing Attorney retainer fee of two thousand five hundred dollars ($2,500) is non-refundable and must be paid at the point of engagement, which is prior to receipt of Closing documents, be they preliminary faxed copies or originals.  As such, the Buyer should plan to pay its 50% share of such retainer fee, or one thousand two hundred fifty dollars ($1,250) to the Closing Attorney promptly. Buyer and Seller each understand and agree that in the event the Closing does not occur, such Party will  not be entitled to any refund of the Closing Attorney's or Escrow Agent's fees and costs.

4.0 CLOSING

Subsequent to the Escrow Agent's receipt of the Deposit, the purchase and sale of the Shares shall take place as soon as reasonably practicable after satisfaction or waiver of all Closing conditions at the offices of the Closing Attorney, Graham & Dunn PC, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121 on the 25th day of June, 2010 with both the Seller and the Buyer appearing, at their sole discretion, to administer their respective roles, "remotely," by telephonic means, or by means of the Internet or other technologies, or some combination of these methodologies.  All closing and transfer documents, including this Agreement, must be signed as originals.  At Closing:

  Seller shall deliver to the Buyer the Certificate of Incorporation of the Company in effect as of the date of this Agreement certified by the Secretary of State of the State of Florida;
  Seller shall deliver to the Buyer certificates, as of the most recent practicable dates as to the active status of the Company issued by the Secretary of State of the State of Florida;
  Seller shall deliver to the Buyer the (i) the By-laws of the Company and (ii) resolutions of the Board of Directors and (iii) Seller as the sole stockholder of the Company authorizing and approving all matters in connection with this Agreement, including resignation and replacement of board, resignation and replacement of officers, and the transactions contemplated hereby;
  Seller shall deliver to the Buyer a certificate for the Shares being purchased by such Buyer, registered in the name of Buyer;
  Seller shall deliver to the Buyer all accounting, banking and other financial records of the Corporation.
  Seller shall deliver to the Buyer the corporate seal of the Corporation.
  Buyer shall pay to the Seller through the Escrow Agent, the Purchase Price for the Shares being purchased by it in immediately available funds, by wire transfer pursuant to this Agreement; and
  Seller and Buyer shall execute and deliver a Cross-Receipt.

Seller and Buyer shall each deliver to the other a certificate, signed by a duly authorized person, confirming that the representations and warranties of Seller and Buyer, respectively, in this Agreement are true and correct as of the Closing date and that all covenants and obligations of Seller and Buyer, respectively, under this Agreement that were required to have been performed prior to the Closing have been so performed.

4.1 Seller's and Buyer's Initial Role and Obligations

Within not less than three business days before date and time of scheduled Closing, the Seller will deliver, or cause to be delivered, all corporate records of the Corporation and transfer documents of Seller related to the purchase and sale of the Shares hereunder as set forth in Section 4.0 above, including this Agreement executed by the Seller, for inspection, verification and authentication by the Closing Attorney (hereinafter the "Seller’s Closing Documents"). Within not less than three business days before date and time of scheduled Closing, the Buyer will deliver, or cause to be delivered, the transfer documents of Buyer related to the purchase and sale of the Shares hereunder as set forth in Section 4.0 above, including this Agreement executed by the Buyer, for inspection, verification and authentication by the Closing Attorney (hereinafter the "Buyer's Closing Documents").

4.2 Closing Attorney's Role and Obligations

Upon receipt of the Seller's Closing Documents and the Buyer's Closing Documents, the Closing Attorney shall review, inspect and confirm that all of the Seller's Closing Documents and Buyer's Closing Documents appear on their face to be in order, and, accordingly, the Closing Attorney shall issue a written statement to both Parties and Escrow Agent that all Seller's Closing Documents and Buyer's Closing Documents appear on their face to be in order. Buyer and Seller each understand and agree that the Closing Attorney's role and obligation with respect to Seller's Closing Documents and Buyer's Closing Documents is limited only to confirming that such documents appear on their face to be in order, and that Closing Attorney will not otherwise undertake to confirm or verify the accuracy or completeness of such documents. Without limiting the foregoing, Closing Attorney will have no obligation to confirm or verify that Seller has delivered all relevant records or that such records are true or complete.

4.3 Buyer's Role and Obligation

Having satisfied the Deposit ($5,000.00 US Dollars) requirements under §2.0, supra, and upon issuance of the Closing Attorney's written statement that the Seller's Closing Documents appear to be in order, Buyer shall transfer, without deduction or delay (other than normal wire clearing delays), and by Fed Wire Transfer (in clean, clear and unencumbered U.S. Dollars) the Purchase Price balance of Twenty Thousand and 00/100 U.S. Dollars ($20,000.00) to the Escrow Agent's designated escrow account.

4.4 Closing Attorney's Further Role and Obligation

Upon receipt of Buyer's Fed Wire for the balance of Twenty Thousand and 00/100 U.S. Dollars ($20,000.00) by the Escrow Agent, Closing Attorney shall, accordingly, overnight by bonded courier the original set of the Seller's Closing Documents to the Buyer for countersigning. Upon receipt of such Purchase Price balance by the Escrow Agent and Closing Attorney's confirmation that all of Seller's Closing Documents and Buyer's Closing Documents, respectively, appear on their face to be in order, Closing Attorney shall instruct the Escrow Agent to Fed Wire transfer the Purchase Price of Twenty-five Thousand and 00/100 U.S. Dollars ($25,000.00) to the Seller’s account coordinates.

4.5 Buyers Further Role and Obligations

The Buyer shall countersign the Seller's Closing Documents, where indicated, and shall return one fully executed (signed and countersigned) complete set of original documents to the Seller via bonded overnight courier, with copy to the Closing Attorney, retaining the second fully executed and complete set of original documents for the Buyer's records.

5.0 REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants that by selling the Shares to Buyer hereunder, it is selling, and is solely responsible and obligated hereunder to deliver, a reporting blank check shell company, as defined and established under Securities Exchange Act of 1934, as amended; that the Seller routinely (knowingly and purposefully) sells and transfers ownership (100%) of the Corporation with its final SEC acknowledgment pending so that said final acknowledgement is perfected, by the SEC, under the "new" ownership.

The Seller further represents and warrants that the Seller's obligations hereunder continue until the Shares are fully transferred, and that: (i) the Seller, based on its research and experience, knows of no reason that would cause the SEC to withhold routine acknowledgment of the Corporation as a reporting blank check shell company; (ii) Seller has no current basis to believe that SEC approval will be withheld; (iii) in the event that the SEC requires certain actions or changes with respect to the Corporation or its public disclosures, the Seller will promptly cause such actions to be taken or changes to be made, or promptly notify Buyer that it is terminating this Agreement and will instruct the Escrow Agent to refund the Deposit.

The Seller, as sole shareholder of the Corporation, hereby further represents and warrants to Buyer as follows:

5.1 Corporate Formation

The Corporation is a corporation legally formed and organized and in good standing under the laws of the State of Florida, and has the corporate power and authority to carry on the business it is now executing.

5.2 Third Party Consent

Neither the Corporation nor the Seller requires any form of third party consent, authorization, or declaration, nor does this transaction, as contemplated, necessitate any notice to, or filing with, any government or regulatory authority for the Parties to undertake their respective actions hereunder except for the filing of a Form 8-K by the Corporation with the SEC after the Closing and the Buyer's filing after the Closing with the State of Florida required filings such as the change in ownership, change in corporate governance and change of registered agent for the transaction contemplated by this Agreement.

5.3 Registration Statement (Form 10)

The Corporation has filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form 10 effective pursuant to the Securities Exchange Act of 1934, as Amended, and the Corporation meets the criteria of a reporting company, as established under Section 12(g) thereunder (Securities Exchange Act of 1934).  The Corporation is current on all reports required to be filed by it pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.

5.4 Capitalization

The authorized capital stock of the Corporation (immediately prior to the Closing) consists of 100,000,000 shares of Common Stock, $0.001 par value per share, of which 100,000 shares are issued and outstanding, and 50,000,000 shares of Preferred Stock, $0.001 par value per share, none of which shares are issued an outstanding.  The Shares comprise all of the issued and outstanding shares of Common Stock, and such Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Seller is the legal and beneficial owner of the Shares, and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances. Except as provided in this Agreement (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Corporation is authorized or outstanding, (ii) the Corporation has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Corporation, (iii) the Corporation has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Corporation.

All of the issued and outstanding shares of capital stock of the Corporation have been offered, issued and sold by the Corporation in compliance with applicable federal and state securities laws.

5.5 Subsidiaries, Etc.

The Corporation has no subsidiaries and does not own or control, directly or indirectly, any shares of capital stock of any other corporation or any interest in any partnership, joint venture or other non-corporate business enterprise.

5.6 Security Holders Lists and Agreements

Below is a true and complete list of the security holders of the Corporation, showing the number of shares of Common Stock or other securities of the Corporation held by each security holder as of the date of this Agreement and, in the case of options, warrants and other convertible securities, the exercise price thereof and the number and type of securities issuable thereunder:

Security Holder Type and Number of Securities Held

Assured Equities, LLC	100,000 Shares of Common Stock

Except as provided in this Agreement, there are no agreements, written or oral, between the Corporation and the Seller, or between the Seller and any third party, relating to the acquisition (including without limitation rights of first refusal, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act of 1933, as amended (the "Securities Act"), or voting of the capital stock of the Corporation.

5.7 Authority for Agreement; No Conflict

The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary company action by the Seller. This Agreement has been duly executed and delivered by the Seller and constitutes valid and binding obligation of the Seller enforceable in accordance with its respective terms. The execution of and performance of the transactions contemplated by this Agreement and compliance with its respective provisions by the Seller will not, except as provided in such agreement, (a) conflict with or violate any provision of the Certificate of Incorporation or By-laws of the Corporation or the similar governing documents of the Seller, (b) except as set forth in Section 5.2, require on the part of the Corporation or Seller any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (each of the foregoing is hereafter referred to as a "Governmental Entity"), (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest (as defined below) or other arrangement to which the Corporation or Seller is a party or by which the Corporation or Seller is bound or to which their respective assets are subject, (d) result in the imposition of any Security Interest upon any assets of the Corporation or Seller or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Corporation or Seller or any of their respective properties or assets. For purposes of this Agreement, "Security Interest" means any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law).

5.8 Governmental Consents

No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with any Governmental Entity is required on the part of the Seller in connection with the execution and delivery of this Agreement, or the offer, sale and delivery of the Shares, as contemplated by this Agreement, except such filings as shall have been made prior to and shall be effective on and as of the Closing and such filings required to be made after the Closing under applicable federal and state securities laws.

5.9 Financial Statements

The Company has prepared financial statements that comply with United States generally accepted accounting principles ("GAAP").

5.10 Assets

The total assets of the Corporation reflected on the last regularly prepared balance sheet of the Corporation prior to the date of this Agreement were one hundred and 00/100 dollars ($100.00) in cash.

5.11 Liabilities

The Corporation does not have any liabilities.

5.12 Taxes

The Corporation has no operations and no employees. The Corporation has filed a U.S. Corporation Income Tax Return (Form 1120) and a State of Florida Corporate Income Tax Return on Form F-1120. Neither the Corporation nor any of its Directors, Officers or Stockholders has ever filed (a) an election pursuant to Section 1362 of the Internal Revenue Code of 1986, as amended (the "Code"), that the Corporation be taxed as an S Corporation or (b) consent pursuant to Section 341(f) of the Code relating to collapsible corporations.

5.13 Litigation

There is no action, suit or proceeding, or governmental inquiry or investigation, pending, or, to the best of the Seller’s knowledge, threatened, against the Corporation. The Corporation is not subject to any outstanding judgment, order or decree.

5.14 Material Contracts and Obligations

The Corporation has no material agreements or commitments of any nature (whether written or oral).

5.15 Employees and Directors

The Corporation has no employees. Effective upon the date of this Agreement, the Corporation's Board of Directors consists of:

William D. Kyle, (Chairman of the Board)
Anne M. Kyle (Member, Board of Directors)

5.16 Books and Records

The minute books of the Corporation contain, in all material respects, complete and accurate records of all meetings and other corporate actions of its stockholders and its Board of Directors and committees thereof. The stock ledger of the Corporation is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of the Corporation.

5.17 Voting and Disposive Power

William D. Kyle, as the sole Managing Member of Seller, has full voting and dispositive power with regard to all of the Shares.

5.18 Finder Or Broker Claims

No person or entity has, or will have, any right, interest or valid claim against the Corporation for any commission, fee or other compensation in connection with the sale of the Shares herein, as a finder or broker or in any similar capacity as a result of any act or omission by the Corporation and/or Seller or anyone acting on behalf of the Corporation and/or Seller.

5.19 Corporate Information

The corporate information contained provided by the Seller and on file with the SEC is true and correct.

6.0 REPRESENTATIONS OF THE BUYER

Buyer hereby represents and warrants to Seller that:

6.1 Authority For Agreement: No Conflict

Buyer has full power and authority to enter into and to perform this Agreement in accordance with its terms. Upon its execution and delivery, this Agreement will be valid and binding obligations of the Buyer, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, (b) as limited by general principles of equity that restrict the availability of equitable remedies. Buyer further warrants that the execution, delivery and performance of this Agreement is in compliance with, and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Buyer is a party or by which Buyer is bound.

6.2 Experience

Buyer has carefully reviewed the representations concerning the Corporation contained in this Agreement and has made detailed inquiry concerning the Corporation, its business and its personnel; the officers of the Corporation have made available to such Buyer any and all written information which he, she or it has requested and have answered to such Buyer's satisfaction all inquiries made by such Buyer; and such Buyer has sufficient knowledge and experience in finance and business that he, she or it is capable of evaluating the risks and merits of his, her or its purchase of the Shares and such Buyer is able financially to bear the risks thereof.

6.3 Solicitation

At no time was Buyer presented with, or solicited by or through any leaflet, public promotional message or any other form of general solicitation or advertising promoting the sale of the Shares.

6.4 Own Account

Buyer is acquiring the Shares for his, her or its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and, except as contemplated by this Agreement, Buyer has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof. Buyer acknowledges and consents that the Shares that are the subject of this Agreement are restricted securities within the meaning of applicable securities laws and, therefore, may not be transferred without registration with the SEC and applicable state securities regulators or exemptions from registration.

6.5 Recordings

Buyer, under penalty of perjury, hereby warrants that he, she or it will file any and all documents required by the State of Florida and the SEC to record the sale and transfer of ownership, and the change in corporate governance of the Corporation, in a timely and fully compliant manner.

6.6 Residence

The office or offices of the Buyer in which its purchase decision was made is located at the address or addresses of the Buyer set forth in Section 7.8 herein.

7.0 MISCELLANEOUS

7.1 Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign this Agreement without the express written consent of the other Party; however, such consent shall neither be unreasonably withheld nor delayed.

7.2 Confidentiality

Buyer agrees that he, she or it will keep confidential and will not disclose, divulge or use for any purpose other than to evaluate the purchase of the Shares, any and all confidential, proprietary or secret information which such Buyer may obtain relating to Seller or Seller's business ("Confidential Information"), unless such Confidential Information is known, or until such Confidential Information becomes known, to the public; provided, however, that Buyer may disclose Confidential Information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with the transactions contemplated hereby, (ii) to any affiliate of such Buyer or to a partner, stockholder or subsidiary of such Buyer, provided that such affiliate agrees in writing to be bound by the provisions of this Section 7.2, or (iii) as may otherwise be required by law, provided that the Buyer takes reasonable steps to minimize the extent of any such required disclosure.

7.3 Survival of Representations and Warranties

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated hereby for a period of one year after the Closing.

7.4 Brokers

The Parties to this Agreement (i) represent and warrant to the other Party hereto that he, she or it has not retained a finder or broker in connection with the transactions contemplated by this Agreement, and (ii) will indemnify and save the other Party harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders' fees or commissions, or consulting fees in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any statement or representation alleged to have been made by such indemnifying party.

7.5 Severability

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

7.6 Specific Performance

In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, Buyer shall be entitled to specific performance of the agreements and obligations of the Seller hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

7.7 Governing Law

This Agreement shall be governed by, and construed and enforced in accordance with the internal laws of the State of Washington without regard to principles of conflicts of laws. Each party irrevocably and unconditionally: (a) agrees that any legal proceeding relating to this Agreement must be brought in the State courts in King County, Washington, or the District Court of the United States, Western Washington District Court; (b) consents to the jurisdiction of each such court in any suit, action or proceeding; (c) waives any objection which it may have to the laying of venue of any proceeding in any such court; and (d) agrees that service of any court paper may be effected on it by mail, or in such other manner as may be provided under applicable laws or court rules in the State of Washington.

7.8 Notices

All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) two business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to Seller:

Assured Equities, LLC
2211 12th Avenue East
Seattle, WA 98102
Attn: Mr. William D. Kyle, Managing Member

If to Buyer:

Rogue Diva Racing, Inc.
77 Alcorn Avenue
Talmo, GA 30575
Attn: Mr. Cecil VanDyke

7.9 Complete Agreement

This Agreement constitutes the entire agreement and understanding of the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

7.10 Amendments

No amendments or additions to this Agreement shall be binding unless in writing, signed by both Parties, except as herein otherwise provided.

7.11 Pronouns

Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

7.12 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document.

7.13 Section Headings

The section headings are for the convenience of the Parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the Parties.

7.14 Gender And Number: Section Headings

Words importing a particular gender mean and include the other gender or business entity, as may be the case; also words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

7.15 Waiver

No waiver, or waiver of breach, of any provision or condition or this Agreement shall be deemed waiver of any similar or dissimilar provision or condition at the same time or any prior or subsequent time.

7.16 Publicity

Except as otherwise required by law, none of the Parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

7.17 Entire Agreement

This Agreement contains all of the terms agreed upon by the Parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation, and is a product of negotiations and that no inference should be drawn regarding the drafting of this document.

IN WITNESS WHEREOF, and intending to be legally bound, the Parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.

Executed as of the date first written above.

s/s William Kyle                                                                        s/s Cecil VanDyle
Seller: Assured Equities, LLC                                                Buyer: Rogue Diva Racing, Inc.
Mr. William Kyle, Managing Member                                 Mr. Cecil VanDyke, President
2211 12th Avenue East, Seattle, WA 98102                       PO Box 1013Jefferson, GA 30549
Phone: 206-422-6677, Fax: 866-711-9672                         Phone: 704-361-2204
Email: bill@assuredequities.com                                          Email: vpiweb@aol.com